FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 4, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	694	731	649	2,127	1,752
UK Corporate	529	563	580	1,690	1,672
Wealth	75	77	75	237	229
Global Transaction Services	240	218	312	665	827
Ulster Bank	108	80	110	272	295
US Retail & Commercial	199	193	198	582	654

Retail & Commercial	1,845	1,862	1,924	5,573	5,429
Global Banking & Markets	80	483	549	1,637	2,993
RBS Insurance	123	139	(33)	329	(286)
Central items	70	45	74	73	461

Core	2,118	2,529	2,514	7,612	8,597
Non-Core	(315)	553	165	273	376

Group operating profit before impairment losses	1,803	3,082	2,679	7,885	8,973

Impairment losses/(recoveries) by division
UK Retail	195	208	251	597	938
UK Corporate	228	218	158	551	542
Wealth	4	3	1	12	12
Global Transaction Services	45	54	3	119	6
Ulster Bank	327	269	286	1,057	785
US Retail & Commercial	84	66	125	260	412

Retail & Commercial	883	818	824	2,596	2,695
Global Banking & Markets	(32)	37	(40)	(19)	156
Central items	3	(2)	(2)	2	(1)

Core	854	853	782	2,579	2,850
Non-Core	682	1,411	1,171	3,168	4,265

Group impairment losses	1,536	2,264	1,953	5,747	7,115

Note:
(1)
Operating profit/(loss) before movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax and RFS Holdings minority interest.

Divisional performance (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	499	523	398	1,530	814
UK Corporate	301	345	422	1,139	1,130
Wealth	71	74	74	225	217
Global Transaction Services	195	164	309	546	821
Ulster Bank	(219)	(189)	(176)	(785)	(490)
US Retail & Commercial	115	127	73	322	242

Retail & Commercial	962	1,044	1,100	2,977	2,734
Global Banking & Markets	112	446	589	1,656	2,837
RBS Insurance	123	139	(33)	329	(286)
Central items	67	47	76	71	462

Core	1,264	1,676	1,732	5,033	5,747
Non-Core	(997)	(858)	(1,006)	(2,895)	(3,889)

Group operating profit	267	818	726	2,138	1,858

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	%	%	%	%	%

Net interest margin by division
UK Retail	3.90	4.00	3.99	3.98	3.87
UK Corporate	2.48	2.55	2.56	2.59	2.49
Wealth	3.46	3.61	3.41	3.51	3.40
Global Transaction Services	5.33	5.63	6.67	5.61	6.98
Ulster Bank	1.85	1.69	1.88	1.76	1.86
US Retail & Commercial	3.09	3.11	2.89	3.07	2.80

Retail & Commercial	3.19	3.22	3.20	3.23	3.11
Global Banking & Markets	0.71	0.70	1.13	0.72	1.09
Non-Core	0.43	0.87	1.04	0.74	1.18

Group net interest margin	1.84	1.97	2.03	1.94	2.00

Divisional performance (continued)

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	48.7	49.5	(2%)	48.8	-
UK Corporate	75.7	77.9	(3%)	81.4	(7%)
Wealth	13.0	12.9	1%	12.5	4%
Global Transaction Services	18.6	18.8	(1%)	18.3	2%
Ulster Bank	34.4	36.3	(5%)	31.6	9%
US Retail & Commercial	56.5	54.8	3%	57.0	(1%)

Retail & Commercial	246.9	250.2	(1%)	249.6	(1%)
Global Banking & Markets	134.3	139.0	(3%)	146.9	(9%)
Other	9.8	11.8	(17%)	18.0	(46%)

Core	391.0	401.0	(2%)	414.5	(6%)
Non-Core	117.9	124.7	(5%)	153.7	(23%)

Group before benefit of Asset Protection Scheme	508.9	525.7	(3%)	568.2	(10%)
Benefit of Asset Protection Scheme	(88.6)	(95.2)	(7%)	(105.6)	(16%)

Group before RFS Holdings minority interest	420.3	430.5	(2%)	462.6	(9%)
RFS Holdings minority interest	3.0	3.0	-	2.9	3%

Group	423.3	433.5	(2%)	465.5	(9%)

For the purposes of the divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets, adjusted for capital deductions. Currently, 9% has been applied to the Retail & Commercial divisions and 10% to Global Banking & Markets. However, these will be subject to modification as the final Basel III rules and ICB recommendations are considered.

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	30 September 2011	30 June 2011	31 December 2010

UK Retail	27,900	27,900	28,200
UK Corporate	13,600	13,400	13,100
Wealth	5,600	5,500	5,200
Global Transaction Services	2,700	2,700	2,600
Ulster Bank	4,400	4,300	4,200
US Retail & Commercial	15,300	15,200	15,700

Retail & Commercial	69,500	69,000	69,000
Global Banking & Markets	18,900	19,000	18,700
RBS Insurance	15,200	14,600	14,500
Group Centre	6,100	5,100	4,700

Core	109,700	107,700	106,900
Non-Core	5,300	6,300	6,900

	115,000	114,000	113,800
Business Services	34,200	33,500	34,400
Integration	1,100	800	300

Group	150,300	148,300	148,500

The increase in Group employee numbers primarily reflects project staff employed to meet the short-term demands of the Group's change and customer service related programmes. The increase is temporary, and we expect a decline in Q4 2011, and further into 2012, due to the Group's on-going cost reduction programmes.

UK Retail

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,074	1,086	1,056	3,236	2,990

Net fees and commissions	259	295	262	824	784
Other non-interest income (net of insurance claims)	33	38	65	105	182

Non-interest income	292	333	327	929	966

Total income	1,366	1,419	1,383	4,165	3,956

Direct expenses
- staff	(206)	(218)	(226)	(639)	(681)
- other	(102)	(106)	(134)	(321)	(409)
Indirect expenses	(364)	(364)	(374)	(1,078)	(1,114)

	(672)	(688)	(734)	(2,038)	(2,204)

Operating profit before impairment losses	694	731	649	2,127	1,752
Impairment losses	(195)	(208)	(251)	(597)	(938)

Operating profit	499	523	398	1,530	814

Analysis of income by product
Personal advances	260	278	248	813	718
Personal deposits	236	257	277	747	831
Mortgages	576	581	527	1,700	1,427
Cards	231	243	243	712	711
Other, including bancassurance	63	60	88	193	269

Total income	1,366	1,419	1,383	4,165	3,956

Analysis of impairments by sector
Mortgages	34	55	55	150	147
Personal	120	106	150	321	551
Cards	41	47	46	126	240

Total impairment losses	195	208	251	597	938

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.2%	0.2%	0.2%	0.2%
Personal	4.7%	3.9%	4.8%	4.2%	5.9%
Cards	2.9%	3.4%	3.0%	3.0%	5.2%

Total	0.7%	0.8%	0.9%	0.7%	1.2%

UK Retail (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	26.7%	27.6%	21.2%	26.8%	14.1%
Net interest margin	3.90%	4.00%	3.99%	3.98%	3.87%
Cost:income ratio	49%	48%	51%	49%	55%
Adjusted cost:income ratio (2)	49%	48%	53%	49%	56%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	94.2	94.0	-	90.6	4%
- personal	10.3	10.8	(5%)	11.7	(12%)
- cards	5.6	5.6	-	6.1	(8%)

	110.1	110.4	-	108.4	2%
Customer deposits (excluding bancassurance)	98.6	95.9	3%	96.1	3%
Assets under management (excluding deposits)	5.6	5.8	(3%)	5.7	(2%)
Risk elements in lending	4.7	4.6	2%	4.6	2%
Loan:deposit ratio (excluding repos)	109%	112%	(300bp)	110%	(100bp)
Risk-weighted assets	48.7	49.5	(2%)	48.8	-

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Adjusted cost:income ratio is based on total income after netting insurance claims and operating expenses.

Key points
UK Retail's transformation into the UK's most helpful and sustainable bank picked up speed during Q3 2011, with good progress on reducing branch queuing, improving telephone services and reducing complaints.

With an uncertain economic environment and difficult financial market conditions across Europe, the third quarter was characterised by an additional focus on deposit gathering. UK Retail achieved good balance growth during the period, including successful fixed rate bond sales, though in a competitive pricing environment this growth came at the cost of margin.

There has been positive feedback from RBS customers following the introduction of the facility to obtain emergency cash and on the new packaged accounts. UK Retail continued to develop mobile banking applications and online functionality by developing iPad, Blackberry and Android applications for customers.

UK Retail (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•
Operating profit of £499 million in Q3 2011 was £24 million lower than in the previous quarter. Income fell 4%, £53 million, though this was partly offset by a reduction in costs of 2%, £16 million and impairment losses of 6%, £13 million. Return on equity was 26.7% compared with 27.6% in Q2 2011.

•
UK Retail achieved strong customer deposit growth of £2.7 billion in the quarter. Fixed rate bond offerings helped deliver strong savings deposit balance growth in Q3 2011. Mortgage balances increased marginally in the quarter and RBS's share of gross new lending was 8% in the quarter, in line with its share of stock, at 8%. Unsecured lending declined 3% in the quarter as the Group continue to focus on lower risk secured lending. Strong deposit growth contributed to the fall in the loan to deposit ratio to 109%.

•
Net interest income fell 1%, £12 million in the quarter driven by a fall in deposit income due to continued lower long-term swap rate returns on current account balances and strong savings balance growth. Net interest margin declined 10 basis points to 3.90% driven by this reduction in the liability margin.

•
Non-interest income declined by 12%, £41 million, on Q2 2011 driven by reductions in transactional fees, and investment product related income. Seasonal factors, largely related to ISA sales, attributed to an uplift in income in Q2 2011, which was not repeated in Q3 2011. Non-interest income was further negatively impacted by lower consumer spending and investment confidence in Q3 2011, linked to the current state of the economy and the market, respectively.

•
Overall expenses decreased by 2%, or £16 million quarter on quarter. Direct costs fell by 5% due to headcount reductions and continued efficiency benefits. Indirect costs remained flat, reflecting high inflationary increases in utility and mail costs offset by further cost saving initiatives.

•	Impairment losses fell by 6% or £13 million during the period.
○
Mortgage impairment losses were £34 million on a total book of £94 billion, a £21 million reduction quarter-on-quarter. Arrears rates were stable and remained below the Council of Mortgage Lenders industry average.

○
The unsecured portfolio impairment charge increased 5% to £161 million, on a book of almost £16 billion, as there were lower provision surplus releases on the already defaulted book compared with Q2 2011. Underlying default levels were slightly lower quarter-on-quarter. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•
Risk-weighted assets decreased 2% in the quarter, primarily reflecting lower balances and improved quality within the unsecured portfolio, partly offset by volume growth in lower risk secured mortgages.

UK Retail (continued)

Key points (continued)

Q3 2011 compared with Q3 2010
•	Operating profit increased by £101 million, with income down 1%, costs down 8% and impairments 22% lower than in Q3 2010.

•
Net interest income was 2% higher than Q3 2010, with strong mortgage balance growth and recovering asset margins across all products, partially offset by continued competitive pressure on savings margins and continued lower long term swap rate returns adversely impacting current account income.

•
Savings balances were up 10% on Q3 2010, significantly outperforming the market which remains highly competitive. The strong savings growth contributed to an improvement in the loan to deposit ratio from 115% to 109%.

•	Non-interest income declined by 11%, £35 million primarily driven by lower investment income as a result of the dissolution of the UK Retail bancassurance joint venture.

•
Costs were 8% lower than in Q3 2010, reflecting continued implementation of process efficiencies, lower Financial Services Compensation Scheme charges and the impact of the dissolution of the bancassurance joint venture. The adjusted cost:income ratio improved from 53% to 49%.

•	Impairment losses decreased by 22% on Q3 2010, primarily reflecting improvements in default rates on the unsecured book. Q3 2010 also included additional charges on the already defaulted book.

UK Corporate

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	621	641	662	1,951	1,919

Net fees and commissions	244	231	244	719	701
Other non-interest income	83	94	80	265	292

Non-interest income	327	325	324	984	993

Total income	948	966	986	2,935	2,912

Direct expenses
- staff	(184)	(199)	(186)	(585)	(580)
- other	(88)	(71)	(81)	(249)	(266)
Indirect expenses	(147)	(133)	(139)	(411)	(394)

	(419)	(403)	(406)	(1,245)	(1,240)

Operating profit before impairment losses	529	563	580	1,690	1,672
Impairment losses	(228)	(218)	(158)	(551)	(542)

Operating profit	301	345	422	1,139	1,130

Analysis of income by business
Corporate and commercial lending	647	666	651	2,042	1,941
Asset and invoice finance	176	163	163	491	451
Corporate deposits	172	171	183	513	544
Other	(47)	(34)	(11)	(111)	(24)

Total income	948	966	986	2,935	2,912

Analysis of impairments by sector
Banks and financial institutions	6	13	15	22	8
Hotels and restaurants	22	13	6	43	34
Housebuilding and construction	29	15	62	76	84
Manufacturing	9	6	2	21	10
Other	36	89	19	126	139
Private sector education, health, social work, recreational and community services	20	1	1	32	9
Property	82	51	34	151	161
Wholesale and retail trade, repairs	24	16	14	56	60
Asset and invoice finance	-	14	5	24	37

Total impairment losses	228	218	158	551	542

UK Corporate (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.4%	0.9%	1.0%	0.5%	0.2%
Hotels and restaurants	1.4%	0.8%	0.3%	0.9%	0.7%
Housebuilding and construction	2.9%	1.4%	5.5%	2.5%	2.5%
Manufacturing	0.8%	0.5%	0.2%	0.6%	0.3%
Other	0.4%	1.1%	0.2%	0.5%	0.6%
Private sector education, health, social work, recreational and community services	0.9%	-	-	0.5%	0.1%
Property	1.1%	0.7%	0.5%	0.7%	0.7%
Wholesale and retail trade, repairs	1.1%	0.7%	0.5%	0.8%	0.8%
Asset and invoice finance	-	0.6%	0.2%	0.3%	0.5%

Total	0.8%	0.8%	0.6%	0.7%	0.6%

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	11.1%	12.3%	14.1%	13.1%	12.2%
Net interest margin	2.48%	2.55%	2.56%	2.59%	2.49%
Cost:income ratio	44%	42%	41%	42%	43%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	112.7	113.6	(1%)	114.6	(2%)
Loans and advances to customers (gross)
- banks and financial institutions	5.7	5.9	(3%)	6.1	(7%)
- hotels and restaurants	6.3	6.5	(3%)	6.8	(7%)
- housebuilding and construction	4.0	4.2	(5%)	4.5	(11%)
- manufacturing	4.7	4.9	(4%)	5.3	(11%)
- other	32.6	32.2	1%	31.0	5%
- private sector education, health, social work, recreational and community services	8.7	8.8	(1%)	9.0	(3%)
- property	29.0	29.2	(1%)	29.5	(2%)
- wholesale and retail trade, repairs	8.9	9.2	(3%)	9.6	(7%)
- asset and invoice finance	10.1	9.9	2%	9.9	2%

	110.0	110.8	(1%)	111.7	(2%)

Customer deposits	98.9	99.5	(1%)	100.0	(1%)
Risk elements in lending	4.9	4.8	2%	4.0	23%
Loan:deposit ratio (excluding repos)	109%	109%	-	110%	(100bp)
Risk-weighted assets	75.7	77.9	(3%)	81.4	(7%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

Key points
UK Corporate continues to support UK businesses through a challenging economic climate.

In Q3 2011, following the August riots, UK Corporate responded with a number of emergency measures to support SME customers. On 3 November we launched a new loan product to support our SME customers with low fixed interest rates, no early repayment charges and, for a limited three month period, no initial fees.

The division has worked closely with over 2,000 customers so far this year (600 in the quarter) to help reduce banking operations complexity and improve efficiency. The benefits include converting 30,000 cheques to BACS payments, migrating 22,000 credits from branch counters and reducing manual payments by 2,000 per annum.

Q3 2011 also saw UK Corporate's strategic investment programme deliver two new deposit products. The Managed Rate account enables customers to manage their liquidity requirements on a day by day basis. Since launch, £3 billion of base rate balances have migrated to the Managed Rate product.  Additionally, an education sector specific product suite, offering attractively priced products and a deposit structure better suited to the sector's unique needs was also launched during the quarter.

Q3 2011 compared with Q2 2011
•	Operating profit of £301 million was £44 million, 13%, lower, with adverse movements in lending income, costs and impairments.

•	Net interest income fell by 3%, impacted by a small reduction in lending volumes and marginally higher costs of funding. Net interest margin declined by 7 basis points in the quarter.

•
Non-interest income remained broadly in line with Q2 2011 with higher Global Banking & Markets (GBM) revenue share income largely offset by the non-repeat of modest asset disposal gains recognised in Q2 2011.

•
Total costs increased 4% due to an operational loss recovery in Q2 2011 and higher operational costs of managing the non-performing book, partially offset by lower discretionary staff costs in Q3 2011.

•	Impairments increased £10 million due to lower latent provision releases and higher collective provisions on the SME book, partially offset by a fall in specific provisions in the quarter.

Q3 2011 compared with Q3 2010
•	Operating profit decreased by £121 million, 29%, primarily driven by increased impairments and higher costs of funding.

•
Net interest income fell 6%, reflecting increased funding costs together with a 3% fall in net lending balances. This was partially offset by further re-pricing of the lending portfolio. Deposit growth of 1% supported an improvement in the loan to deposit ratio from 114% to 109%.

•	Non-interest income was £3 million higher as a result of a rise in GBM revenue share and Invoice Finance income, partially offset by lower fee income.

•
Expenses increased £13 million, 3%, primarily driven by higher operational costs of managing the non-performing book, increased costs associated with GBM cross-sales and increased marketing spend to support strategic customer initiatives.

•	Impairments were £70 million or 44% higher primarily driven by an increased flow into collectively assessed balances.

Wealth

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	178	182	156	527	449

Net fees and commissions	95	94	90	286	282
Other non-interest income	23	21	18	61	54

Non-interest income	118	115	108	347	336

Total income	296	297	264	874	785

Direct expenses
- staff	(106)	(111)	(95)	(317)	(286)
- other	(57)	(51)	(39)	(152)	(113)
Indirect expenses	(58)	(58)	(55)	(168)	(157)

	(221)	(220)	(189)	(637)	(556)

Operating profit before impairment losses	75	77	75	237	229
Impairment losses	(4)	(3)	(1)	(12)	(12)

Operating profit	71	74	74	225	217

Analysis of income
Private banking	244	245	217	720	637
Investments	52	52	47	154	148

Total income	296	297	264	874	785

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	16.3%	17.4%	18.2%	17.5%	18.1%
Net interest margin	3.46%	3.61%	3.41%	3.51%	3.40%
Cost:income ratio	75%	74%	72%	73%	71%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.3	8.2	1%	7.8	6%
- personal	7.2	7.0	3%	6.7	7%
- other	1.5	1.6	(6%)	1.6	(6%)

	17.0	16.8	1%	16.1	6%
Customer deposits (2)	37.4	37.3	-	37.1	1%
Assets under management (excluding deposits) (2)	29.9	34.3	(13%)	33.9	(12%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos) (2)	45%	45%	-	43%	200bp
Risk-weighted assets	13.0	12.9	1%	12.5	4%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	31 December 2010 comparatives have been revised to reflect the current reporting methodology.

Wealth (continued)

Key points
Q3 2011 has seen continued execution of the Wealth strategy as announced in Q1 2011.

Plans to refresh the Coutts brand were finalised in the quarter with the initial launch in the UK market scheduled for Q4 2011. The new brand will bring Coutts UK and RBS Coutts under one single contemporary Coutts brand.

The Wealth divisional strategy focuses on territories where the businesses have the opportunity for greatest scale or growth and during Q3 2011 the refocus on target markets was completed. The division also furthered plans to enhance its propositions in strategic international markets such as Asia, the Middle East, and Eastern Europe.

In products and services further work was undertaken on the development of propositions for the diverse segments in the UK and International markets and the division continues to look to optimise how new products and services are delivered across multiple markets. The RBS Group provides significant opportunity to leverage synergies across divisions and Wealth continues to look at the connectivity potential with relevant businesses.

Strategic investment in technology continued in Q3 2011, in particular with the finalisation of plans to deploy a new class-leading global banking platform in the UK, Further technology solutions continue to be assessed to enhance client experience, client to advisor interaction, and advisor to advisor collaboration.

Q3 2011 compared with Q2 2011
•	Operating profit fell 4% to £71 million in the third quarter as a result of stable income and a small rise in impairments.

•
Income remained stable as a 3% increase in non-interest income was offset by a 2% decline in net interest income. The growth in non-interest income reflects strong foreign exchange dealing income, primarily driven by movements in Swiss franc exchange rates during the quarter. Net interest income declined despite continued growth in the lending book margin, as the division received lower internal reward for its funding surplus. This resulted in a 15 basis point decline in net interest margin.

•	Expenses remained flat in the quarter as increased regulatory costs were offset by discretionary cost management.

•
Client assets and liabilities managed by the division declined 5%. Lending volumes maintained their strong momentum, increasing a further 1% and deposit volumes remained stable. Assets under management declined 13% given adverse market movements, reflecting £3.2 billion of the movement, as well as net new business outflows of £1.2 billion as clients became cautious towards equities.

Wealth (continued)

Key points (continued)

Q3 2011 compared with Q3 2010
•	Operating profit declined 4% on prior year as a strong income performance was offset by higher expenses, reflecting continued investment in the division and adverse foreign exchange movements.

•
Income increased by 12% with growth in both net interest and non-interest income. Net interest income rose £22 million with a 5 basis point increase in net interest margin buttressed by robust growth in lending and deposit volumes. Non-interest income increased 9% with strong performances in foreign exchange dealing and investment income.

•
Expenses grew by 17%, reflecting the impact of the increased regulatory costs in Q3 2011, adverse movements in foreign exchange and significant investment in strategic initiatives and private banker recruitment.

•
Client asset and liabilities were up £0.4 billion, with continued growth in lending and deposits in a competitive environment.  This growth was partially offset by a 9% fall in assets under management, with tough market conditions reducing values by 11%, partially offset by 2% growth provided by net new business.

Global Transaction Services

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	276	263	257	799	711
Non-interest income	300	297	411	879	1,212

Total income	576	560	668	1,678	1,923

Direct expenses
- staff	(89)	(95)	(100)	(280)	(306)
- other	(26)	(32)	(38)	(87)	(108)
Indirect expenses	(221)	(215)	(218)	(646)	(682)

	(336)	(342)	(356)	(1,013)	(1,096)

Operating profit before impairment losses	240	218	312	665	827
Impairment losses	(45)	(54)	(3)	(119)	(6)

Operating profit	195	164	309	546	821

Analysis of income by product
Domestic cash management	216	217	216	645	611
International cash management	220	215	200	646	578
Trade finance	90	78	81	241	228
Merchant acquiring	4	4	123	11	371
Commercial cards	46	46	48	135	135

Total income	576	560	668	1,678	1,923

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	31.0%	27.0%	47.8%	29.6%	42.8%
Net interest margin	5.33%	5.63%	6.67%	5.61%	6.98%
Cost:income ratio	58%	61%	53%	60%	57%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	29.9	30.2	(1%)	25.2	19%
Loans and advances	19.5	19.2	2%	14.4	35%
Customer deposits	71.4	73.3	(3%)	69.9	2%
Risk elements in lending	0.2	0.3	(33%)	0.1	100%
Loan:deposit ratio (excluding repos)	28%	26%	200bp	21%	700bp
Risk-weighted assets	18.6	18.8	(1%)	18.3	2%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points
In Q3 2011 Global Transaction Services (GTS) delivered revenue growth, careful cost management and resilient deposit performance.

GTS continued to deliver solutions to clients, for example, launching the new Liquidity Solutions Portal which gives clients the ability to view and control balances, forecast their cash positions and make effective liquidity and investment decisions in real time. The business also launched the new enhanced e-Invoicing solution, which received a 'Green Apple' award for environmental best practice from The Green Organisation.

Q3 2011 compared with Q2 2011
•	Operating profit increased 19%, driven by income growth, lower costs and impairment charges.

•	Income increased by 3% with good performance in trade finance and international cash management.

•	Total expenses decreased by 2%, reflecting tight management of discretionary costs whilst supporting investment in technology and support infrastructure.

•	Q3 2011 impairment losses of £45 million, which were largely related to additional provision on an existing single name impairment, were down 17%.

•	Customer deposit levels held up well in a competitive environment, but were adversely affected by exchange rate movements.

Q3 2011 compared with Q3 2010
•
Operating profit fell 37%, in part reflecting the sale of Global Merchant Services (GMS), which completed on 30 November 2010. Adjusting for the disposal, operating profit decreased 24%, reflecting provision on a single name impairment.

•	Excluding GMS, income increased by 5% supported by the success of deposit-gathering initiatives and increased trade finance activity.

•	Excluding GMS, expenses increased by 16%, reflecting business improvement initiatives and investment in technology and support infrastructure.

•	Customer deposits were 9% higher at £71.4 billion, reflecting strong deposit volumes in domestic and international cash management, in a challenging competitive environment.

•	Third party assets increased by £5.7 billion, largely due to strong growth in trade finance and international cash management.

•	During Q3 2010, GMS recorded income of £120 million, total expenses of £67 million and an operating profit of £53 million.

Ulster Bank

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	185	171	192	525	574

Net fees and commissions	41	37	38	114	116
Other non-interest income	19	14	14	48	42

Non-interest income	60	51	52	162	158

Total income	245	222	244	687	732

Direct expenses
- staff	(55)	(57)	(54)	(168)	(180)
- other	(17)	(17)	(18)	(52)	(57)
Indirect expenses	(65)	(68)	(62)	(195)	(200)

	(137)	(142)	(134)	(415)	(437)

Operating profit before impairment losses	108	80	110	272	295
Impairment losses	(327)	(269)	(286)	(1,057)	(785)

Operating loss	(219)	(189)	(176)	(785)	(490)

Analysis of income by business
Corporate	107	117	120	337	399
Retail	116	98	124	327	341
Other	22	7	-	23	(8)

Total income	245	222	244	687	732

Analysis of impairments by sector
Mortgages	126	78	69	437	135
Corporate
- property	78	66	107	241	306
- other corporate	111	103	100	334	309
Other lending	12	22	10	45	35

Total impairment losses	327	269	286	1,057	785

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	2.4%	1.4%	1.3%	2.8%	0.8%
Corporate
- property	6.1%	5.0%	8.1%	6.3%	7.7%
- other corporate	5.4%	4.7%	4.3%	5.4%	4.4%
Other lending	3.2%	5.5%	2.4%	4.0%	2.7%

Total	3.7%	2.9%	3.0%	4.0%	2.8%

Ulster Bank (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	(21.2%)	(19.7%)	(20.2%)	(27.1%)	(18.1%)
Net interest margin	1.85%	1.69%	1.88%	1.76%	1.86%
Cost:income ratio	56%	64%	55%	60%	60%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	20.7	21.8	(5%)	21.2	(2%)
- corporate
- property	5.1	5.3	(4%)	5.4	(6%)
- other corporate	8.2	8.7	(6%)	9.0	(9%)
- other lending	1.5	1.6	(6%)	1.3	15%

	35.5	37.4	(5%)	36.9	(4%)
Customer deposits	23.4	24.3	(4%)	23.1	1%
Risk elements in lending
- mortgages	2.1	2.0	5%	1.5	40%
- corporate
- property	1.5	1.1	36%	0.7	114%
- other corporate	1.8	1.8	-	1.2	50%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	5.6	5.1	10%	3.6	56%
Loan:deposit ratio (excluding repos)	141%	144%	(300bp)	152%	(1,100bp)
Risk-weighted assets	34.4	36.3	(5%)	31.6	9%

Spot exchange rate - €/£	1.162	1.106		1.160

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Ulster Bank's financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated.

Progress has been made to identify growth opportunities in the Irish market over the medium term. To capitalise on these opportunities the business remains focused on deposit-gathering, targeting growth in sectors which leverage competitive advantage and cost efficiency.

Ulster Bank (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•	Operating profit before impairment grew by £28 million in Q3 2011 to £108 million. However, higher impairment losses resulted in an increase in the operating loss for the quarter to £219 million.

•
Net interest income increased by £14 million reflecting a higher return on the bank's capital base, coupled with the impact of loan re-pricing, where progress continues to be made to improve customer margins, counteracting the impact of higher funding costs, contracting deposit margins and the non-performing loan book. Consequently, net interest margin rose by 16 basis points to 1.85%. Customer loan balances reduced marginally in the quarter on a constant currency basis.

•	Non-interest income rose by £9 million driven by a one-off foreign exchange gain during the quarter.

•
Expenses declined by £5 million, with direct costs falling by 4% on a constant currency basis reflecting continued discipline in managing the cost base. Indirect costs were 6% lower on a constant currency basis due to the non-repeat of a charge on the value of own property assets in Q2 2011.

•	Impairment losses increased by £58 million in the quarter primarily due to a further decline in asset values driving higher losses on defaulted assets in both the mortgage and corporate portfolios.

•
Customer deposit balances remained largely stable in the quarter on a constant currency basis despite rating downgrades and market uncertainty. This has resulted in an erosion of corporate balances, offset by growth in retail and SME deposits.

Q3 2011 compared with Q3 2010
•	Operating loss increased by £43 million driven by the impact of deteriorating credit quality on impairment losses. Operating profit before impairment losses was broadly flat.

•	Income decreased by 3% in constant currency terms reflecting a reduction in loan volumes coupled with the increased impact of the default portfolio.

•
Loans and advances to customers fell by 5% on a constant currency basis as redemptions outweighed new business demand. Customer deposits remained stable resulting in an improved loan to deposit ratio of 141%.

•	Expenses decreased by 5% in constant currency terms driven by cost reduction actions initiated to mitigate the underlying business performance.

•	Risk-weighted assets increased by 6% on a constant currency basis due to deterioration in the risk metrics of both the retail and corporate lending portfolios.

•	Customer numbers increased by 3% overall, with a 3% increase in consumer banking and a 2% increase in SME and corporate customers.

•	Impairment losses increased by £41 million primarily due to a decline in asset values driving higher losses in the mortgage portfolio.

US Retail & Commercial (£ Sterling)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	483	469	480	1,403	1,450

Net fees and commissions	190	185	180	545	560
Other non-interest income	67	61	91	201	238

Non-interest income	257	246	271	746	798

Total income	740	715	751	2,149	2,248

Direct expenses
- staff	(206)	(205)	(214)	(608)	(580)
- other	(152)	(135)	(148)	(411)	(445)
Indirect expenses	(183)	(182)	(191)	(548)	(569)

	(541)	(522)	(553)	(1,567)	(1,594)

Operating profit before impairment losses	199	193	198	582	654
Impairment losses	(84)	(66)	(125)	(260)	(412)

Operating profit	115	127	73	322	242

Average exchange rate - US$/£	1.611	1.631	1.551	1.614	1.534

Analysis of income by product
Mortgages and home equity	119	108	142	336	381
Personal lending and cards	111	108	127	326	363
Retail deposits	236	231	223	683	697
Commercial lending	149	147	145	433	439
Commercial deposits	75	72	78	216	245
Other	50	49	36	155	123

Total income	740	715	751	2,149	2,248

Analysis of impairments by sector
Residential mortgages	7	13	14	26	55
Home equity	29	11	56	80	100
Corporate and commercial	7	22	23	46	148
Other consumer	11	9	28	40	91
Securities	30	11	4	68	18

Total impairment losses	84	66	125	260	412

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.5%	0.9%	0.9%	0.6%	1.2%
Home equity	0.8%	0.3%	1.5%	0.7%	0.9%
Corporate and commercial	0.1%	0.4%	0.5%	0.3%	1.0%
Other consumer	0.7%	0.6%	1.6%	0.8%	1.8%

Total	0.4%	0.5%	1.0%	0.5%	1.1%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	6.0%	6.8%	3.3%	5.7%	3.6%
Net interest margin	3.09%	3.11%	2.89%	3.07%	2.80%
Cost:income ratio	73%	73%	74%	73%	71%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	72.9	70.9	3%	71.2	2%
Loans and advances to customers (gross)
- residential mortgages	5.9	5.7	4%	6.1	(3%)
- home equity	14.9	14.6	2%	15.2	(2%)
- corporate and commercial	22.1	21.3	4%	20.4	8%
- other consumer	6.6	6.3	5%	6.9	(4%)

	49.5	47.9	3%	48.6	2%
Customer deposits (excluding repos)	58.5	56.5	4%	58.7	-
Risk elements in lending
- retail	0.6	0.5	20%	0.4	50%
- commercial	0.4	0.4	-	0.5	(20%)

Total risk elements in lending	1.0	0.9	11%	0.9	11%
Loan:deposit ratio (excluding repos)	83%	83%	-	81%	200bp
Risk-weighted assets	56.5	54.8	3%	57.0	(1%)

Spot exchange rate - US$/£	1.562	1.607		1.552

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling weakened relative to the US dollar during the third quarter with the average exchange rate decreasing by 1%.

•	Performance is described in full in the US dollar-based financial statements set out on pages 40 and 41.

US Retail & Commercial (US Dollar)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	$m	$m	$m	$m	$m

Income statement
Net interest income	778	764	745	2,265	2,223

Net fees and commissions	306	301	280	880	859
Other non-interest income	109	100	139	325	365

Non-interest income	415	401	419	1,205	1,224

Total income	1,193	1,165	1,164	3,470	3,447

Direct expenses
- staff	(332)	(335)	(332)	(982)	(890)
- other	(245)	(220)	(230)	(663)	(683)
Indirect expenses	(295)	(297)	(296)	(885)	(872)

	(872)	(852)	(858)	(2,530)	(2,445)

Operating profit before impairment losses	321	313	306	940	1,002
Impairment losses	(136)	(107)	(193)	(420)	(631)

Operating profit	185	206	113	520	371

Analysis of income by product
Mortgages and home equity	192	175	220	542	585
Personal lending and cards	179	176	196	526	556
Retail deposits	381	377	345	1,104	1,068
Commercial lending	240	240	225	699	673
Commercial deposits	121	118	122	349	376
Other	80	79	56	250	189

Total income	1,193	1,165	1,164	3,470	3,447

Analysis of impairments by sector
Residential mortgages	12	21	22	42	85
Home equity	48	19	88	131	154
Corporate and commercial	11	35	35	74	225
Other consumer	17	16	42	66	139
Securities	48	16	6	107	28

Total impairment losses	136	107	193	420	631

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.5%	0.9%	0.9%	0.6%	1.2%
Home equity	0.8%	0.3%	1.5%	0.7%	0.9%
Corporate and commercial	0.1%	0.4%	0.5%	0.3%	1.0%
Other consumer	0.7%	0.6%	1.6%	0.8%	1.7%

Total	0.5%	0.5%	1.0%	0.5%	1.1%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	6.0%	6.8%	3.3%	5.7%	3.6%
Net interest margin	3.09%	3.11%	2.89%	3.07%	2.80%
Cost:income ratio	73%	73%	74%	73%	71%

	30 September 2011	30 June 2011		31 December 2010
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	113.8	113.9	-	110.5	3%
Loans and advances to customers (gross)
- residential mortgages	9.1	9.2	(1%)	9.4	(3%)
- home equity	23.3	23.5	(1%)	23.6	(1%)
- corporate and commercial	34.5	34.0	1%	31.7	9%
- other consumer	10.4	10.2	2%	10.6	(2%)

	77.3	76.9	1%	75.3	3%
Customer deposits (excluding repos)	91.3	90.7	1%	91.2	-
Risk elements in lending
- retail	0.9	0.9	-	0.7	29%
- commercial	0.6	0.6	-	0.7	(14%)

Total risk elements in lending	1.5	1.5	-	1.4	7%
Loan:deposit ratio (excluding repos)	83%	83%	-	81%	200bp
Risk-weighted assets	88.2	88.1	-	88.4	-

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
US Retail & Commercial continued to focus on its "back-to-basics" strategy, with good progress made in developing the division's customer franchise during 2011. The bank has continued to re-energise the franchise through new branding, product development and competitive pricing.

Consumer Finance continues to strengthen its alignment with branch banking, further improving the penetration of products to deposit households, which has increased over nine consecutive quarters. In addition, Consumer continues to improve its penetration of the on-line banking market, while also focusing on growing its auto, business banking, education finance and wealth management businesses.

The Commercial Banking business continues to achieve good momentum through a refreshed sales training programme, benefiting over 900 employees so far, an improved product offering and further improvements in the cross-sell of Global Transaction Services (GTS) products to its customer base.

Furthermore, Commercial Banking took an important step forward in branding, by unifying under the RBS Citizens brand, helping to ensure that customers and prospects understand both the depth of local expertise and the breadth of global capabilities.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•
US Retail & Commercial posted an operating profit of $185 million compared with $206 million in the prior quarter, a decrease of $21 million, or 10% driven by an increase in mortgage servicing rights impairment ($23 million) and higher securities impairments ($32 million). Excluding these items, operating profit was up $34 million, or 15%.

•
The macroeconomic operating environment remained challenging, with low rates, high unemployment, a soft housing market, sluggish consumer activity and the continuing impact of legislative changes.  While short term rates remained low, there was also a significant flattening of the yield curve as the 10 year Treasury rate dropped 130 basis points from a quarter high of 3.22%, ending the quarter at 1.92%.

•
Net interest income was up $14 million, or 2%. Product net interest income was in line with the previous quarter.  Loans and advances were up slightly from the previous quarter due to strong growth in commercial loan volumes, partly offset by some continued planned run-off of long term fixed rate consumer products.

•	Non-interest income was up $14 million, or 3%, reflecting higher mortgage banking income.

•	Total expenses were up $20 million, or 2%, reflecting an increase in mortgage servicing rights impairment of $23 million, driven by declining rates.

•
Impairment losses were up $29 million, or 27%, reflecting higher impairments ($32 million) related to securities.  Loan impairments as a percent of loans and advances were essentially unchanged and stable at 0.5%.

Q3 2011 compared with Q3 2010
•	Operating profit increased by 64% to $185 million substantially driven by lower impairments and improved net interest income.

•
Net interest income was up $33 million, or 4%. Net interest margin improved by 20 basis points to 3.09%, reflecting changes in deposit mix and continued discipline around deposit pricing as well as the positive impact of the balance sheet restructuring programme carried out during Q3 2010 combined with strong commercial loan growth partially offset by run-off of consumer loans.

•
Impairment losses declined by $57 million, or 30%, reflecting an improved credit environment partially offset by higher impairments related to securities. Loan impairments as a percentage of loans and advances improved to 0.5% from 1.0%.

•
Customer deposits were down $4 billion, or 4%, reflecting the impact of a changed pricing strategy on low margin term and time products offset by strong checking balance growth.  Consumer checking balances grew by 4% while small business checking balances grew by 5% over the year.

•
Non-interest income was down $4 million, or 1%, reflecting lower mortgage banking income largely offset by increased commercial banking fee income and higher ATM fees as a result of new pricing initiatives.

•	Total expenses were up $14 million, or 2%, reflecting an increase in mortgage servicing rights impairment of $23 million and costs related to regulatory challenges.

Global Banking & Markets

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	174	178	317	545	1,031

Net fees and commissions receivable	289	363	411	1,042	1,070
Income from trading activities	602	922	830	3,276	4,089
Other operating income (net of related funding costs)	34	87	(4)	166	135

Non-interest income	925	1,372	1,237	4,484	5,294

Total income	1,099	1,550	1,554	5,029	6,325

Direct expenses
- staff	(527)	(605)	(621)	(1,995)	(2,139)
- other	(243)	(229)	(166)	(688)	(550)
Indirect expenses	(249)	(233)	(218)	(709)	(643)

	(1,019)	(1,067)	(1,005)	(3,392)	(3,332)

Operating profit before impairment losses	80	483	549	1,637	2,993
Impairment recoveries/(losses)	32	(37)	40	19	(156)

Operating profit	112	446	589	1,656	2,837

Analysis of income by product
Rates - money markets	(19)	(41)	38	(134)	130
Rates - flow	113	357	402	1,203	1,572
Currencies	227	234	218	685	692
Credit and mortgage markets	93	437	349	1,415	1,782

Fixed income & currencies	414	987	1,007	3,169	4,176
Portfolio management and origination	571	329	349	1,237	1,399
Equities	114	234	198	623	750

Total income	1,099	1,550	1,554	5,029	6,325

Analysis of impairments by sector
Manufacturing and infrastructure	-	(45)	34	(77)	53
Property and construction	(11)	-	-	(17)	(64)
Banks and financial institutions	44	(2)	3	65	(123)
Other	(1)	10	3	48	(22)

Total impairment recoveries/(losses)	32	(37)	40	19	(156)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	(0.2%)	0.2%	(0.2%)	-	0.2%

Global Banking & Markets (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	2.3%	8.7%	11.6%	10.7%	18.8%
Net interest margin	0.71%	0.70%	1.13%	0.72%	1.09%
Cost:income ratio	93%	69%	65%	67%	53%
Compensation ratio (2)	48%	39%	40%	40%	34%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	73.1	71.2	3%	75.1	(3%)
Loans and advances to banks	34.1	38.6	(12%)	44.5	(23%)
Reverse repos	100.6	97.5	3%	94.8	6%
Securities	124.5	141.5	(12%)	119.2	4%
Cash and eligible bills	33.3	32.8	2%	38.8	(14%)
Other	33.0	37.5	(12%)	24.3	36%

Total third party assets (excluding derivatives mark-to-market)	398.6	419.1	(5%)	396.7	-
Net derivative assets (after netting)	45.6	32.2	42%	37.4	22%
Customer deposits (excluding repos)	39.5	35.7	11%	38.9	2%
Risk elements in lending	1.6	1.5	7%	1.7	(6%)
Loan:deposit ratio (excluding repos)	185%	200%	(1,500bp)	193%	(800bp)
Risk-weighted assets	134.3	139.0	(3%)	146.9	(9%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
The ongoing European sovereign debt crisis and heightened concerns about growth expectations for the world economy caused market sentiment to deteriorate significantly during Q3 2011. Markets were volatile and generally pessimistic. Against this backdrop primary volumes were heavily depressed and opportunities in the secondary market were limited.

During this challenging period, it is all the more important that customers are provided with the best possible service and that the division capitalises on its strengths. Therefore, GBM continues to focus on improving relationships with its clients, while managing its activities very tightly and ensuring that sound risk policies are in place.

Global Banking & Markets (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•	A small operating profit of £112 million reflected a sharp reduction in revenue, which fell 29% to £1,099 million.

•	The fall in revenue was caused by the deterioration in the market environment:

○ As in previous quarters, negative revenue in Rates-Money Markets reflected the cost of the division's funding activities, which more than offset revenue generated by the short-term markets business.
○
Rates-Flow fell significantly for the second quarter in a row.  Although client flow remained stable, trading margins were weak and a higher level of cost was incurred on the division's counterparty exposure management activities (circa £200 million).

○
Credit Markets recorded losses approaching £200 million during the quarter on the flow trading business as widening credit spreads resulted in mark-downs on a range of exposures.  The Mortgage business was also negatively impacted by lower client activity.

○ Amidst a volatile and generally negative environment, Equities suffered from subdued client activity in both the primary and secondary markets.
○
The sharp increase in Portfolio Management and Origination income was driven by market derivative values. The underlying business weakened marginally as issuance volumes declined, partially offset by gains on portfolio hedging activities.

•
Total costs fell £48 million, as performance-related pay accruals were adjusted in response to the decline in revenue. This was partially offset by higher investment costs, primarily reflecting depreciation. The increase in compensation ratio reflected the low level of revenue compared with fixed staff costs.

•	Impairments generated a net credit, reflecting a single name provision release during the quarter.

•	Third party assets were slightly below the targeted range of £400 - £450 billion, due to lower levels of activity and rigorous management of balance sheet exposures.

•	Risk-weighted assets decreased 3%, reflecting the ongoing focus on efficient capital deployment.

•	Return on equity was 2.3% driven by the fall in revenue.

Q3 2011 compared with Q3 2010
•	A sharp fall in operating profit reflected a 29% fall in revenue.

•
Rates-Flow and Credit Markets both suffered from the nervous and volatile credit environment during Q3 2011. Rates-Flow incurred higher costs on counterparty exposure management activities and Credit-Markets suffered losses on credit positions in the flow credit business.

•	Equities revenue declined as the market weakness limited client activity.

•
Staff costs declined as levels of performance-related pay fell as a result of the decline in revenue. The increase in other and indirect expenses is driven by higher investment spending and depreciation at both the divisional and group levels.

RBS Insurance

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,057	1,056	1,111	3,178	3,359
Reinsurers' share	(67)	(60)	(36)	(181)	(108)

Net premium income	990	996	1,075	2,997	3,251
Fees and commissions	(83)	(81)	(96)	(239)	(277)
Instalment income	35	35	39	105	121
Other income	19	27	31	81	109

Total income	961	977	1,049	2,944	3,204
Net claims	(695)	(704)	(942)	(2,183)	(3,034)

Underwriting profit/(loss)	266	273	107	761	170

Staff expenses	(67)	(70)	(72)	(213)	(215)
Other expenses	(88)	(79)	(77)	(254)	(248)

Total direct expenses	(155)	(149)	(149)	(467)	(463)
Indirect expenses	(60)	(54)	(66)	(170)	(193)

	(215)	(203)	(215)	(637)	(656)

Technical result	51	70	(108)	124	(486)
Investment income	72	69	75	205	200

Operating profit/(loss)	123	139	(33)	329	(286)

Analysis of income by product
Personal lines motor excluding broker
- own brands	439	438	450	1,317	1,357
- partnerships	45	57	82	175	252
Personal lines home excluding broker
- own brands	117	118	120	352	354
- partnerships	94	90	93	282	288
Personal lines other excluding broker
- own brands	43	46	47	135	143
- partnerships	47	48	44	141	153
Other
- commercial	80	80	78	234	238
- international	91	80	79	251	234
- other (1)	5	20	56	57	185

Total income	961	977	1,049	2,944	3,204

Note:
(1)	Other predominantly consists of the discontinued personal lines broker business.

RBS Insurance (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,832	3,931	4,276	3,832	4,276
- partnerships	388	474	698	388	698
Personal lines home excluding broker
- own brands	1,832	1,844	1,807	1,832	1,807
- partnerships	2,504	2,524	2,533	2,504	2,533
Personal lines other excluding broker
- own brands	1,886	1,932	2,027	1,886	2,027
- partnerships	7,714	7,577	6,527	7,714	6,527
Other
- commercial	410	393	363	410	363
- international	1,357	1,302	1,060	1,357	1,060
- other (1)	44	211	861	44	861

Total in-force policies (2)	19,967	20,188	20,152	19,967	20,152

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	438	408	458	1,236	1,277
- partnerships	36	36	70	109	198
Personal lines home excluding broker
- own brands	133	117	135	362	362
- partnerships	144	135	145	417	419
Personal lines other excluding broker
- own brands	48	44	49	134	137
- partnerships	48	42	43	130	120
Other
- commercial	101	120	90	333	301
- international	125	134	79	428	302
- other (1)	4	(2)	59	(1)	194

Total gross written premium	1,077	1,034	1,128	3,148	3,310

Performance ratios
Return on regulatory capital (3)	12.3%	15.4%	(3.5%)	11.0%	(10.3%)
Return on equity (4)	11.0%	12.9%	(3.0%)	10.0%	(8.6%)
Loss ratio (5)	70%	71%	88%	72%	93%
Commission ratio (6)	8%	8%	9%	8%	8%
Expense ratio (7)	20%	20%	19%	21%	20%
Combined operating ratio (8)	98%	99%	116%	101%	121%

Balance sheet
Total insurance reserves - total (£m) (9)	7,545	7,557	7,668

Notes:
(1)	Other predominantly consists of the discontinued personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card repayment payment protection.

(3)	Return on regulatory capital required is based on annualised divisional operating profit/(loss) after tax divided by divisional average notional equity.
(4)	Return on equity is based on annualised divisional operating profit/(loss) after tax divided by divisional average tangible equity.
(5)	Loss ratio is based on net claims divided by net premium income.
(6)	Commission ratio is based on fees and commissions divided by gross written premium.
(7)	Expense ratio is based on expenses (excluding fees and commissions) divided by gross written premium.
(8)	Combined operating ratio is the sum of the loss, expense and commission ratios.
(9)	Consists of General and Life insurance liabilities, unearned premium reserve and liability adequacy reserve.

RBS Insurance (continued)

Key points
RBS Insurance continues to undertake a significant programme of investment, designed to achieve a substantial improvement in financial and operational performance ahead of its planned divestment from the Group. The results of the first phase of this transformation - to recover profitability - are now apparent after four successive quarters of year-on-year improvement. The clearest evidence of the recovery is in September YTD 2011 underwriting profit of £761 million, an increase of £591 million versus September YTD 2010, primarily driven by a substantial improvement in net claims. The loss ratio for the first 9 months of 2011 was 72% compared with 93% for the equivalent period in 2010.

RBS Insurance is also making good progress in building its competitive advantage through its investment programme and business transformation, the largest element of which is the transformation of claims operations.  Launched this year, the first phase of a new Claims Centre system now processes 100% of new Churchill home claims and 70% of all new Churchill, Direct Line, and Privilege motor claims.  This system is set to achieve a substantial uplift in operational and financial performance. The rollout of a rating engine, which is largely complete on motor, and new pricing tools will complement customer propositions in order to generate greater value from RBS Insurance's multi-brand, multi-distribution strategy.

Implementation of the plan to rationalise the number of sites occupied, announced in 2010, continues, with 10 site exits to date.  Progress is also being made to simplify the legal entity structure, to improve the efficient use of capital and to facilitate compliance with the Solvency II regulations.

Investment markets remain challenging as yields on quality fixed income instruments remain low. RBS Insurance's investment portfolio is composed of high quality gilts and bonds and cash. Of the total portfolio of £9.7 billion, 1.5% is directly exposed to issuers in Spain, Italy and Ireland. There is no direct exposure to either Greece or Portugal.

In September 2011 it was announced by The Ministry of Justice that referral fees will be banned.  From a customer perspective, RBS Insurance is supportive of this proposal provided that there is a contemporaneous reduction in legal fees.

Overall, RBS Insurance is making good progress, has a positive momentum and is well positioned with powerful brands, coupled with a transformed claims function.  In personal lines the business will continue to look for partners that fit with its strategy of providing a full end-to-end service, while complementing its own business and distribution channels.  Elsewhere, RBS Insurance continues to develop its commercial and international divisions.

RBS Insurance (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•	Operating profit reduced by £16 million from the previous quarter as a result of seasonal trends, reduced other income and the phasing of expenses.

•
Overall gross written premium has increased by £43 million quarter-on-quarter. This was primarily driven by motor, up £30 million, due to seasonality, and home, up £25 million, as a result of higher web renewals on own brands and growing partnerships with Nationwide Building Society and the RBS branch network .  These increases were partially offset by a £19 million fall in commercial reflecting a seasonal high in Q2 2011.

•
The quarter saw continued income growth in the International business of £11 million principally due to the flow through of higher written premiums in Italy. Home income also increased, by £3 million. These increases partially offset the reductions in motor business from lower earned premiums together with the reduction in income from personal lines broker activities, which are in run-off.

•	Claims decreased by £9 million, with lower motor claims volumes as a result of reduced accidental damage and third party property damage frequency.

•	Total direct expenses were up £6 million on the prior quarter primarily due to the phasing of marketing spend.

•	Investment income rose by £3 million in the quarter with realised gains on the sale of bonds partially offset by lower gilt yields.

•	The loss ratio reduced by 1% to 70%, the expense ratio remained at 20%, and the combined ratio improved by 1% to 98%.

Q3 2011 compared with Q3 2010
•
Operating profit was £123 million compared with a loss of £33 million for Q3 2010. The loss in Q3 2010 included reserve strengthening for bodily injury claims. The improved results were also attributable to the reduction in the risk of the book, selected business line exits, and pricing action taken.  These factors led to a £247 million improvement in claims year-on-year.

•
International in-force policies have increased by 28% year-on-year primarily driven by growth in Italy including a partnership with Fiat which commenced in Q4 2010.  Motor in-force policies have reduced by 15%, reflecting the continued de-risking activity over the same period.

•	Overall gross written premium is down £51 million year-on-year.
	○	Motor gross written premium declined £54 million driven by continued de-risking of the book coupled with lower new business and lower average premiums as a result of improvements in mix.
	○	Other gross written premium was down £55 million due to the exit of unprofitable business lines.
	○	International gross written premium was up £46 million, primarily driven by growth in volumes, including through the Fiat partnership Italy.
	○	Commercial gross written premium increased £11 million, driven by growth in the property and liability books partially offset by a reduction in the van business.
•	Total income was down £88 million year-on-year, principally due to lower premium income and lower other income in motor driven by reduced volumes.

•	Other expenses were up £11 million due to the phasing of marketing spend. Total expenses were flat.

Central items

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Central items not allocated	67	47	76	71	462

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q3 2011 compared with Q2 2011
•
Central items not allocated represented a credit of £67 million, an increase of £20 million on the previous quarter. This movement was driven by increased profits on bond disposals in Q3 2011 partially offset by non-repeat of the Q2 2011 gain on the sale of the investment in VISA.

Q3 2011 compared with Q3 2010
•	Central items not allocated represented a credit of £67 million, a decline of £9 million on Q3 2010 due to slightly lower bond disposal gains in Q3 2011.

Non-Core

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	164	285	438	752	1,540

Net fees and commissions	(85)	47	43	9	305
(Loss)/income from trading activities	(246)	230	219	(314)	121
Insurance net premium income	44	95	180	277	521
Other operating income
- rental income	182	206	166	580	534
- other (1)	(13)	115	(176)	206	(378)

Non-interest income	(118)	693	432	758	1,103

Total income	46	978	870	1,510	2,643

Direct expenses
- staff	(93)	(109)	(172)	(293)	(626)
- operating lease depreciation	(82)	(87)	(126)	(256)	(344)
- other	(62)	(68)	(133)	(199)	(432)
Indirect expenses	(86)	(71)	(130)	(233)	(373)

	(323)	(335)	(561)	(981)	(1,775)

Operating (loss)/profit before other operating charges and impairment losses	(277)	643	309	529	868
Insurance net claims	(38)	(90)	(144)	(256)	(492)
Impairment losses	(682)	(1,411)	(1,171)	(3,168)	(4,265)

Operating loss	(997)	(858)	(1,006)	(2,895)	(3,889)

Note:
(1)
Includes losses on disposals (quarter ended 30 September 2011 - £37 million; quarter ended 30 June 2011 - £20 million; quarter ended 30 September 2010 - £253 million; nine months ended 30 September 2011 - £91 million; nine months ended 30 September 2010 - £257 million).

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Analysis of income/(loss)by business
Portfolios & banking	214	830	280	1,642	1,516
International businesses	101	137	182	327	694
Markets	(269)	11	408	(459)	433

Total income	46	978	870	1,510	2,643

(Loss)/income from trading activities
Monoline exposures	(230)	(67)	191	(427)	52
Credit derivative product companies	(5)	(21)	(15)	(66)	(101)
Asset-backed products (1)	(51)	36	160	51	202
Other credit exotics	(7)	8	(2)	(167)	56
Equities	(11)	(2)	(15)	(12)	(28)
Banking book hedges	73	(9)	(123)	35	(12)
Other (2)	(15)	285	23	272	(48)

	(246)	230	219	(314)	121

Impairment losses
Portfolios & banking	656	1,405	1,159	3,119	4,070
International businesses	17	15	25	52	141
Markets	9	(9)	(13)	(3)	54

Total impairment losses	682	1,411	1,171	3,168	4,265

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Portfolios & banking	2.8%	6.1%	4.0%	4.7%	4.7%
International businesses	2.7%	1.9%	1.5%	2.8%	2.9%
Markets	(0.4%)	(1.2%)	0.2%	(1.1%)	13.0%

Total	2.8%	6.0%	3.9%	4.6%	4.7%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Q3 2011 includes profits in RBS Sempra Commodities JV of £1 million (quarter ended 30 September 2010 - £78 million). Q2 2011 includes securities gains of £362 million not repeated in Q3 2011.
(3)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Net interest margin	0.43%	0.87%	1.04%	0.74%	1.18%
Cost:income ratio	nm	34%	64%	65%	67%
Adjusted cost:income ratio	nm	38%	77%	78%	83%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (excluding derivatives) (2)	105.1	112.6	(7%)	137.9	(24%)
Total third party assets (including derivatives) (2)	117.7	134.7	(13%)	153.9	(24%)
Loans and advances to customers (gross)	88.9	94.9	(6%)	108.4	(18%)
Customer deposits	4.3	5.0	(14%)	6.7	(36%)
Risk elements in lending	24.6	24.9	(1%)	23.4	5%
Risk-weighted assets (2)	117.9	124.7	(5%)	153.7	(23%)

nm = not meaningful

Notes:
(1)	Includes disposal groups.
(2)
Includes RBS Sempra Commodities JV (30 September 2011 Third party assets, excluding derivatives (TPAs) £0.3 billion, RWAs £1.7 billion; 30 June 2011 TPAs £1.1 billion, RWAs £1.9 billion; 31 December 2010 TPAs £6.7 billion, RWAs £4.3 billion).

	30 September 2011	30 June 2011	31 December 2010
	£bn	£bn	£bn

Gross customer loans and advances
Portfolios & banking	86.6	92.1	104.9
International businesses	2.2	2.7	3.5
Markets	0.1	0.1	-

	88.9	94.9	108.4

Risk-weighted assets
Portfolios & banking	66.6	72.6	83.5
International businesses	4.5	5.2	5.6
Markets	46.8	46.9	64.6

	117.9	124.7	153.7

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 30 September 2011
	30 June 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	36.6	0.3	(0.6)	0.2	(0.5)	(0.7)	35.3
Corporate	50.4	(2.4)	(1.3)	0.5	-	(0.3)	46.9
SME	2.7	(0.3)	-	-	-	-	2.4
Retail	8.0	(0.3)	(0.3)	-	(0.1)	0.1	7.4
Other	2.3	(0.4)	-	-	-	-	1.9
Markets	11.5	(0.9)	(0.4)	0.6	-	0.1	10.9

Total (excluding derivatives)	111.5	(4.0)	(2.6)	1.3	(0.6)	(0.8)	104.8
Markets - RBS Sempra Commodities JV	1.1	-	(0.8)	-	-	-	0.3

Total (1)	112.6	(4.0)	(3.4)	1.3	(0.6)	(0.8)	105.1

Quarter ended 30 June 2011
	31 March 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	38.7	(1.1)	(0.3)	0.2	(1.3)	0.4	36.6
Corporate	56.0	(2.6)	(4.0)	0.6	-	0.4	50.4
SME	3.1	(0.4)	-	-	-	-	2.7
Retail	8.3	(0.2)	-	-	(0.1)	-	8.0
Other	2.5	(0.2)	-	-	-	-	2.3
Markets	12.3	(0.7)	(0.4)	0.3	-	-	11.5

Total (excluding derivatives)	120.9	(5.2)	(4.7)	1.1	(1.4)	0.8	111.5
Markets - RBS Sempra Commodities JV	3.9	(0.5)	(2.2)	-	-	(0.1)	1.1

Total (1)	124.8	(5.7)	(6.9)	1.1	(1.4)	0.7	112.6

Quarter ended 30 September 2010
	30 June 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	44.1	2.9	(0.3)	(0.2)	(1.2)	1.2	46.5
Corporate	70.4	(2.8)	(2.4)	0.6	0.1	0.2	66.1
SME	4.7	(0.8)	-	-	-	-	3.9
Retail	16.8	(6.2)	-	-	(0.1)	(0.2)	10.3
Other	3.0	(0.2)	(0.3)	0.1	-	-	2.6
Markets	22.3	(1.4)	(4.4)	0.4	-	(0.4)	16.5

Total (excluding derivatives)	161.3	(8.5)	(7.4)	0.9	(1.2)	0.8	145.9
Markets - RBS Sempra Commodities JV	12.7	(0.5)	(3.3)	-	-	(0.6)	8.3

Total (1)	174.0	(9.0)	(10.7)	0.9	(1.2)	0.2	154.2

Notes:
(1)	£1 billion of disposals have been signed as at 30 September 2011 but are pending completion (30 June 2011 - £2 billion; 30 September 2010 - £9 billion).
(2)	Business restructuring in Q3 2011 resulted in third party assets of £1 billion transferring from Corporate to Commercial Real Estate resulting in run-off totalling £0.3 billion in the quarter.

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	1	1	1	(1)	4
Personal	1	3	4	7	6

Total UK Retail	2	4	5	6	10

UK Corporate
Manufacturing and infrastructure	3	47	5	50	21
Property and construction	92	36	130	141	334
Transport	-	26	26	46	23
Banking and financial institutions	-	1	(8)	4	18
Lombard	12	25	25	55	79
Invoice finance	-	-	(3)	-	(3)
Other	18	46	(2)	75	119

Total UK Corporate	125	181	173	371	591

Ulster Bank
Mortgages	-	-	(1)	-	42
Commercial real estate
- investment	74	161	180	458	424
- development	162	810	415	1,475	1,163
Other corporate	45	6	82	158	270
Other EMEA	2	5	13	13	46

Total Ulster Bank	283	982	689	2,104	1,945

US Retail & Commercial
Auto and consumer	14	12	(2)	51	45
Cards	-	(3)	2	(10)	20
SBO/home equity	57	58	57	168	226
Residential mortgages	4	6	3	14	5
Commercial real estate	(4)	11	49	26	154
Commercial and other	(1)	(6)	7	(10)	15

Total US Retail & Commercial	70	78	116	239	465

Global Banking & Markets
Manufacturing and infrastructure	23	(6)	(53)	15	(305)
Property and construction	189	217	147	511	1,120
Transport	(6)	(1)	8	(13)	9
Telecoms, media and technology	27	34	32	50	32
Banking and financial institutions	(29)	(39)	5	(67)	177
Other	(1)	(36)	52	(45)	177

Total Global Banking & Markets	203	169	191	451	1,210

Other
Wealth	1	(1)	7	1	51
Global Transaction Services	-	(3)	(10)	(3)	(7)
Central items	(2)	1	-	(1)	-

Total Other	(1)	(3)	(3)	(3)	44

Total impairment losses	682	1,411	1,171	3,168	4,265

Non-Core (continued)

	30 September 2011	30 June 2011	31 December 2010
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.4	1.5	1.6
Personal	0.3	0.3	0.4

Total UK Retail	1.7	1.8	2.0

UK Corporate
Manufacturing and infrastructure	0.1	0.3	0.3
Property and construction	6.5	7.2	11.4
Transport	4.8	5.0	5.4
Banking and financial institutions	0.5	0.9	0.8
Lombard	1.2	1.4	1.7
Invoice finance	-	-	-
Other	7.5	6.8	7.4

Total UK Corporate	20.6	21.6	27.0

Ulster Bank
Commercial real estate
- investment	3.9	4.1	4.0
- development	8.7	9.0	8.4
Other corporate	1.7	1.8	2.2
Other EMEA	0.4	0.4	0.4

Total Ulster Bank	14.7	15.3	15.0

US Retail & Commercial
Auto and consumer	1.9	2.2	2.6
Cards	0.1	0.1	0.1
SBO/home equity	2.6	2.7	3.2
Residential mortgages	0.6	0.7	0.7
Commercial real estate	1.1	1.2	1.5
Commercial and other	0.5	0.4	0.5

Total US Retail & Commercial	6.8	7.3	8.6

Global Banking & Markets
Manufacturing and infrastructure	7.0	8.5	8.7
Property and construction	17.8	18.6	19.6
Transport	3.9	4.2	5.5
Telecoms, media and technology	0.9	0.8	0.9
Banking and financial institutions	8.3	8.8	12.0
Other	6.7	7.5	9.0

Total Global Banking & Markets	44.6	48.4	55.7

Other
Wealth	0.3	0.3	0.4
Global Transaction Services	0.3	0.3	0.3
RBS Insurance	-	-	0.2
Central items	(0.3)	(0.3)	(1.0)

Total Other	0.3	0.3	(0.1)

Gross loans and advances to customers (excluding reverse repurchase agreements)	88.7	94.7	108.2

Non-Core (continued)

Key points
Non-Core continues to deliver in a challenging and uncertain environment with further reductions in Q3 2011 in third party assets, risk weighted assets, impairment charges and headcount.

The division remains on track to reduce third party assets to £96 billion by the end of 2011 and continues to focus upon reducing required levels of capital and funding.

Income in Q3 2011 was significantly lower than Q2 2011 reflecting equity-related gains in Q2 not repeated in Q3, lower underlying revenue in line with balance sheet reduction, a one-off charge in relation to de-risking the portfolio and fair value write-downs reflecting market conditions.

Despite ongoing difficulties in the commercial real estate sector and Ireland in particular, Q3 2011 impairment losses decreased by £729 million compared with Q2 2011.

Q3 2011 compared with Q2 2011
•
Non-Core continued to reduce the size of the balance sheet with third party assets declining by £8 billion to £105 billion. This reduction was principally driven by run-off of £4 billion and disposals of £3 billion.  At the end of the quarter £1 billion of deals were signed but not completed, compared with £2 billion at the end of Q2 2011.

•
Risk-weighted assets fell by £7 billion in Q3 2011. The reduction principally reflected continued asset sales, run-off and impairments partially offset by foreign exchange movements. Specific portfolio de-risking also contributed towards the decline in the quarter.

•
Non-Core operating loss was £997 million in the third quarter, compared with £858 million in Q2 2011. Net interest income fell by £121 million reflecting a lower balance sheet, increased term funding and liquidity costs and the non-repeat of some recoveries in Q2 2011. The decline in non-interest income reflected the non-repeat of circa £500 million of valuation gains recorded in Q2 2011, and losses in trading income due to widening credit spreads on monoline and securities positions.

•	Impairments fell by £729 million from Q2 2011, reflecting substantial provisioning in relation to development land values in Ireland during Q2 2011 not repeated in Q3 2011.

•	Non-Core headcount continues to decline in line with disposal activity. Headcount reductions in Q3 2011 predominantly relate to Asia, Non-Core Insurance and RBS Sempra Commodities JV.

Q3 2011 compared with Q3 2010
•	Third party assets declined by £49 billion (32%) principally reflecting disposals (£29 billion) and run-off (£21 billion).

•	Risk-weighted assets were £49 billion lower, driven principally by significant disposal activity combined with run-off.

•
Market uncertainty resulted in higher losses on trading activities in Q3 2011 compared with Q3 2010, which included disposal gains on super senior assets and valuation gains in relation to monolines. In line with ongoing disposal and run-off activity, both net interest income and insurance premium income continue to decline.

•	Expenses and headcount continued to fall reflecting disposal activity principally in exit countries, RBS Sempra Commodities JV and Non-Core Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 November 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary